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                                  EXHIBIT 20.1





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                     [RELIANCE STEEL & ALUMINUM LETTERHEAD]

                                                                   NEWS RELEASE
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                      CONTACT: David H. Hannah
                                                    President
                                                    (213) 582-2272


                                                    Kim P. Feazle
                                                    Hill and Knowlton, Inc.
                                                    (213) 966-5721


                     RELIANCE STEEL & ALUMINUM CO. ANNOUNCES
                   AGREEMENT TO ACQUIRE PHOENIX METALS COMPANY

         Los Angeles, CA -- October 8, 1997 -- Reliance Steel & Aluminum Co. (NYSE:RS) announced today that it has agreed in principle to acquire all of the outstanding capital stock of Phoenix Metals Company ("Phoenix"), a privately-held, metals service center company headquartered in Atlanta, Georgia, subject to negotiation of a definitive agreement and completion of due diligence. Upon successful completion of the transaction, current management will remain in place and continue to operate the business as a wholly-owned subsidiary of Reliance. The acquisition is expected to be completed within 60 days.

         Phoenix, founded in 1979, has facilities in Atlanta, Georgia; Birmingham, Alabama; Tampa, Florida; and Charlotte, North Carolina. The company's annual revenues are approximately $120 million and their products include primarily flat-rolled aluminum, stainless steel and coated steel.





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         "This outstanding operation adds to our growing presence in the
Southeast area of the United States," said David H. Hannah, president of Reliance Steel & Aluminum Co. " Phoenix will add new products and processing capabilities in this fast-growing section of the country, while also contributing to our corporate objectives for revenue enhancement and earnings growth."

         When completed, this transaction will represent Reliance's fourth acquisition in 1997. On October 1, 1997, the Company announced the purchase of Service Steel Aerospace Corp. Additionally, Amalco Metals, Inc. and AMI Metals, Inc. were also acquired by Reliance earlier this year.

         Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is one of the largest metals service center companies in the United States. Through a network of 43 metals service centers in 15 states, including CCC Steel, Inc., Siskin Steel & Supply Company, Inc., AMI Metals, Inc., Amalco Metals, Inc., Service Steel Aerospace Corp., and Reliance's 50% owned and operationally controlled company, American Steel, L.L.C., the Company provides value-added metals processing services and distributes a full line of over 20,000 metal products. These products include galvanized, hot-rolled and cold-finished steel; stainless steel; aluminum; brass; copper and alloy steel to more than 33,000 customers in various industries. Valex Corp., a 97%-owned subsidiary, is a leading domestic manufacturer and worldwide distributor of electropolished stainless steel tubing and fittings used in the construction and maintenance of semiconductor manufacturing plants.




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